Exhibit 99.9

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital € 5 945 861 837.50

Registered in Nanterre

RCS 542 051 180

www.total.com

Total Signs First Global Agreement

with IndustriALL Global Union

Paris, January 22, 2015 - Total strengthens its commitment as a responsible employer by signing a global agreement today with international union federation IndustriALL Global Union, which represents more than 50 million workers in 140 countries in the energy, mining and manufacturing sectors.

Signed in Davos, Switzerland by Patrick Pouyanné, Chief Executive Officer of Total, and Jyrki Raina, General Secretary of IndustriALL Global Union, in the presence of Guy Ryder, Director-General of the International Labour Organization, the agreement covers:

•	The promotion of human rights in the workplace and diversity, with specific commitments concerning gender equality.

•	The involvement of employees and their representatives in conducting social dialogue and in developing social dialogue.

•

Workplace health and safety. These are absolute priorities for everyone in the extended corporate community, and in selecting service providers and suppliers, Total focuses sharply on their ability to comply with its workplace health and safety policy.

•	Insurance coverage.

•	Measures to anticipate and support changes within the Group’s organization.

•	Corporate Social Responsibility, as Total develops its operations in harmony with the surrounding communities.

“I am pleased to sign this first agreement with IndustriALL Global Union, which is designed to extend the Group’s tradition of corporate social responsibility to all of our operations around the world through quality social dialogue and insurance coverage for employees,” declared Patrick Pouyanné, Chief Executive Officer of Total.

In practical terms, Total is developing an insurance program that guarantees a minimum of two years of coverage in the event of an employee’s death, no matter what the country of residence. To give another example, maternity leave will not have a negative impact on an employee’s compensation or future career path.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tél. : + 33 (0) 1 47 44 37 76

Marie-Isabelle FILLIETTE

Tél. : + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tél. : + 33 (0) 1 47 44 35 86

Laetitia MACCIONI

Tél. : + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tél. : + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tél. : + 33 (0) 1 41 35 22 44

Damien STEFFAN

Tél. : + 33 (0) 1 41 35 32 24

Quentin VIVANT

Tél. : + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tél. : + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital €5 945861 837.50

Registered in Nanterre

RCS 542 051 180

www.total.com

A committee made up of members from Total and IndustriALL will meet annually to ensure that the agreement has been implemented and to identify and promote best practices.

“We applaud Total for its commitment to better rights and conditions for workers. IndustriALL’s agreement with Total makes it clear that trade union rights and freedoms must be upheld across the company’s operations and throughout its global supply chain. Total promises to act in strict neutrality in its relations with unions and is prepared to terminate contracts with suppliers if they breach the agreement. It sends a strong message to Total’s suppliers and provides new levels of protection for workers”, said Jyrki Raina, General Secretary IndustriALL Global Union.

“I am pleased to witness the signature of this agreement between Total and IndustriALL Global Union, an organization that represents millions of workers around the world and that contributes extensively to the fight for better working conditions and for the respect of labor union rights. Companies such as Total have a major role to play in promoting decent working conditions in their host countries and in ensuring that their employees benefit from tangible measures to improve their worklife,” noted Guy Ryder, Director-General of the International Labour Organization.

Today’s signature marks a new step in the development of social dialogue at Total, notably in terms of transnational negotiating processes, which began in Europe some ten years ago.

The monitoring committee will hold its first annual meeting in the first half of 2016.

* * * * *

About Total

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. Its 100,000 employees put their expertise to work in every part of the industry —exploration and production of oil and natural gas, refining, chemicals, marketing and new energies. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com